Prospectus Supplement
John Hancock Asset-Based Lending Fund (the fund)
Supplement dated February 2, 2024 to the current Prospectus, as may be supplemented (the Prospectus)
Effective immediately, the following information replaces any similar information relating to the fund contained in the Prospectus.
The first table on the cover page of the Prospectus is replaced in its entirety as follows:

	Per Class I Share	Per Class S Share	Per Class D Share	Total
Price to Public 1	At current NAV	At current NAV plus sales load	At current NAV plus sales load	$300,000,000.00 plus sales load
Maximum Sales Load 2 as a Percentage of Purchase Amount	None	3.50%	1.50%
Total Proceeds to the Fund 3	Current NAV	Current NAV	Current NAV	$300,000,000.00
1
Class I Shares, Class S Shares and Class D Shares of beneficial interest (the “Shares”) are continuously offered at current net asset value (“NAV”), which will fluctuate.
2
Class S Share investments may be subject to a sales charge of up to 3.50% and Class D Shares may be subject to a sales charge of up to 1.50%. Such sales load will not form part of an investor’s investment in the fund. The sales load may be waived in certain circumstances at the Advisor’s discretion. See “Distribution
Arrangements.”
3
Total Proceeds to the fund assume that all registered Shares will be sold in a continuous offering and the maximum sales load is incurred as applicable. The proceeds may differ from that shown if other than the maximum sales load is paid on average, the then-current net asset value at which Shares are sold varies from that shown and/or additional Shares are registered.
Also, footnote 1 in the table of the fund’s expenses in the “Summary of Fund Expenses” section is revised and restated in its entirety as follows:
1
The sales load will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund, and the impact on a particular investor’s investment returns would not be reflected in the returns of the fund. The sales load may be waived in certain circumstances as described in this Prospectus or as otherwise approved by the Advisor.
In addition, the similar disclosure under the heading “Distribution and Service Fee” in the “Management of the Fund” section is amended and restated as follows:
Intermediaries may in addition charge a fee directly to investors for their services in conjunction with an investment in the fund and/or maintenance of investor accounts. Such a fee will be in addition to any fees charged or paid by the fund but will neither constitute an investment made by the investor in the fund nor form part of the assets of the fund. The payment of any such fees, and their impact on a particular investor’s investment returns, would not be reflected in the returns of the fund. Shareholders should direct any questions regarding such fees to the relevant intermediary.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
Manulife, Manulife Investment Management, Stylized M Design, and Manulife Investment Management & Stylized M Design are trademarks of
The Manufacturers Life Insurance Company and are used by its affiliates under license.